UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended May 31, 2021

A-GAME BEVERAGES, INC.

(Exact name of issuer as specified in its charter)

Florida	85-3036394

State or other jurisdiction of incorporation or organization (I.R.S. Employer Identification No.)

15701 State Road 50, Suite 204, Clermont, Florida 34711

(Full mailing address of principal executive offices)

(800) 594-1430

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations of A-Game Beverage, Inc. (the “Company”, “our”, “we”) should be read in conjunction with our financial statements for the six months ended May 31, 2021 and the related notes included in Item 3 (Financial Statements) of this report, and together with our audited financial statements consisting of our balance sheet as of November 30, 2020 and the related statements of operations, changes in stockholders’ equity, and cash flow for the period of September 16, 2020 (date of inception) through November 30, 2020, and the related notes.

Note Regarding Forward-Looking Statements

Certain matters discussed herein are forward-looking statements. These forward-looking statements can generally be identified as such because the context of the statement will include words such as we “believe,” “anticipate,” “expect,” “estimate” or words of similar meaning. Similarly, statements that describe our future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which are described in close proximity to such statements and which could cause actual results to differ materially from those anticipated as of the date of this report. Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included herein are only made as of the date of this offering circular and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

The following discussion and analysis provides information which management believes to be relevant to an assessment and understanding of the Company’s results of operations and financial condition. This discussion should be read together with the Company’s financial statements and the notes to the financial statements, which are included herein. Because we are an early stage company and because we have no comparative financial results, the reported results will not necessarily reflect the future.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The information and financial data discussed below is derived from our unaudited financial statements, herein, for the six months ended May 31, 2021. The unaudited financial statements were prepared and presented in accordance with generally accepted accounting principles in the United States. The information and financial data discussed below is only a summary and should be read in conjunction with the related notes contained elsewhere in this filing. The financial statements contained elsewhere in this filing fully represent our financial condition and operations; however, they are not indicative of our future performance. Because the Company was not incorporated until after May 31, 2020, no comparative information is available in the Company’s analysis of its financial condition and results of operations discussed below.

We were incorporated as a Florida corporation on September 16, 2020 as A-Game Beverages, Inc. We are focused on future development, production, marketing, selling and distribution of our hydration beverages under the A-Game brand name, the first completed product of which is our adult A-Game beverage. All of our beverage products will be made with quality ingredients which we source from US-based suppliers that adhere to our strict production guidelines. We will outsource our beverage production to a US-based bottler with production expertise and the capacity to oversee our production and distribution requirements. We do not intend to use non-US companies as our bottlers or to source any ingredients in or use to produce our beverage products.

During the next 12 months we plan to use our current cash, as well as additional capital procured through debt and equity financing to grow our beverage business. We intend to develop our production, marketing, selling and distribution activities. In connection therewith, we intend to accomplish the following:

●	Conduct production run(s)

●	Market our products via third party E-Commerce Platforms, promotional pricing, and co-marketing agreements with retailer

●	Meetings with retailers to demonstrate and sell our products.

●	Establish distribution and retail networks

●	Secure an agreement with a wholesale network companies to sell our products to retailers.

Results of Operations

The following table summarizes our gross revenue, operating expenses, and net loss for the six months ended May 31, 2021.

Six Months Ended May 31, 2021

Net Sales: For the six-month period ended May 31, 2021, we had Net Sales of $4,229.

Operating Expenses: For the six-month period ended May 31, 2021, we had total Operating Expenses of $480,366 comprised of: (a) Selling Costs of $3,125; (b) Marketing Expenses of $348,655; and (c) General and Administrative Expenses of $128,586.

Net loss: For the six-month period ended May 31, 2021, we had a net loss of $477,527.

Liquidity and Capital Resources

As of May 31, 2021, we had Cash and Cash Equivalents of $220,941. During the six months ended May 31, 2021, we used $490,213 in cash for operating activities, $11,008 Net Cash Used in Investing Activities, and were provided with $530,498 through financing activities.

Our primary uses of cash were for product promotions and product awareness. The main source of cash was from equity investments.

As noted in Note 3 to our financial statements below, the Company has cash available on hand and commitments from management for any additional cash that might be necessary, that should be sufficient to fund operations and meet its obligations as they come due within one year from the date these financial statements are issued.

We expect to finance our operations primarily through our existing cash, our operating revenues and any future financing. We expect to use both equity and debt financing from time to time. We have no limits on the amount of leverage we may employ. In general, we intend to pay debt service from operating cash flow, but we also expect to need to raise additional capital to meet our obligations and to fully implement our business plan. Potential future sources of capital include secured or unsecured financings from lenders, and additional debt and/or equity offerings. However, there is no assurance we will be able to obtain such borrowings or capital on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet our capital needs. If adequate capital cannot be obtained on a timely basis and on satisfactory terms, our operations would be materially negatively impacted.

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity or capital expenditures, or capital resources that are material to an investment in our securities.

Item 2. Other Information

None.

Item 3. Financial Statements

A-Game Beverages, Inc.

Balance Sheets

	May 31, 2021	November 30, 2020
	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	$220,941	$191,664
Deposits on contracts	-	60,341
Inventory	103,298	-
Total current assets	324,239	252,005

Equipment, net	7,709	-

Other Assets
Deferred offering costs	36,832	4,000
Intellectual property	17,156	14,521
	53,988	18,521

Total assets	$385,936	$270,526

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$36,188	$6,581
Deposit refunds to non-accredited investors	-	10,250
Note payable to officer	17,585	17,685
Total current liabilities	53,773	34,516

Stockholders’ equity

Common stock - authorized 100,000,000 shares; no par value; 40,449,000 and 38,155,000 issued and outstanding at May 31, 2021 and November 30, 2020, respectively	847,329	273,829
Deficit	(515,166)	(37,639)
	332,163	236,190
Less: stock subscriptions receivable	-	(180)
Total stockholders’ equity	332,163	236,010

Total liabilities and stockholders’ equity	$385,936	$270,526

A-Game Beverages, Inc.

Statement of Operations

(Unaudited)

Six months ended
May 31, 2021

Sales, net	$4,229

Cost of goods sold	1,390

Gross Profit	2,839

Operating Expenses
Selling costs	3,125
Marketing expenses	348,655
General and administrative expenses	128,586
Total operating expenses	480,366

Net loss	$(477,527)

Net loss per common share, basic and diluted	$(0.01)

Weighted average shares outstanding, basic and diluted	39,791,495

A-Game Beverages, Inc.

Statement of Changes in Stockholders’ Equity

(Unaudited)

	No Par Value Common Stock			Stock
	Number of			Subscriptions
	Shares	Amount	Deficit	Receivable	Total

Balance at November 30, 2020	38,155,000	$273,829	$(37,639)	$(180)	$236,010

Shares issued to founders	-	-	-	180	180

Shares issued in Regulation D offering	2,294,000	573,500	-	-	573,500

Net loss	-	-	(477,527)	-	(477,527)

Balance at May 31, 2021	40,449,000	$847,329	$(515,166)	$-	$332,163

A-Game Beverages, Inc.

Statement of Cash Flows

(Unaudited)

Six months ended
May 31, 2021
Operating Activities
Net loss	$(477,527)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	664
Changes in operating assets and liabilities
Deposits on contracts	60,341
Inventory	(103,298)
Accounts payable	29,607

Net cash used in operating activities	(490,213)

Investing Activities
Purchase of intellectual property	(2,635)
Purchase of equipment	(8,373)

Net cash used in investing activities	(11,008)

Financing Activities
Deferred offering costs	(32,832)
Deposit refunds to non-accredited investors	(10,250)
Proceeds from issuance of stock	573,580

Net cash provided by financing activities	530,498

Net increase in cash and cash equivalents	29,277

Cash and cash equivalents at beginning of year	191,664

Cash and cash equivalents at end of year	$220,941

Supplemental Data

Non-cash investing and financing activities:

Stock subscription receivable offset against note payable to officer	$100

A-Game Beverages, Inc.

NOTE 1: DESCRIPTION OF THE BUSINESS

A-Game Beverages, Inc. (the “Company”) was incorporated in Florida on September 16, 2020. The Company operates as one reportable segment consisting of the manufacturing and distribution of its trademarked hydration beverages under the name (“A-Game”).

At May 31, 2021, the Company was still in a startup phase implementing manufacturing and distribution channels and raising capital to fund initial operations. Since the Company was incorporated during its prior fiscal year, there is not a comparative six month period. The accompanying financial statements only include comparative information for the balance sheet for the fiscal year ending November 30, 2020.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the rules of the Securities and Exchange Commission (“SEC”). In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position presented have been reflected herein.

Use of Estimates

The preparation of the financial statements in accordance with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Reporting Segment

The Company operates as a single operating segment manufacturing and distributing A-Game.

Cash and Cash Equivalents

Cash and cash equivalents include cash and all highly-liquid debt instruments with an original maturity of 90 days or less.

Cash accounts are insured at the Federal Deposit Insurance Corporation limits of $250,000 per bank. At times throughout the year, such bank balances may have exceeded the federally insured limit.

A-Game Beverages, Inc.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 825, Disclosure about Fair Value of Financial Instruments, requires disclosure of the fair value of financial instruments when it is practical to estimate. Management believes the carrying values of cash and cash equivalents, deposits on contracts, accounts payable, and note payable are reasonable estimates of their fair value because of their short-term nature and interest rates.

Inventory

Inventories consist of raw materials and finished goods. Costs of finished goods inventories include all costs incurred to bring inventory to its current condition, including inbound freight. Inventory is recorded at the lower of cost or net realizable value using the specific identification method. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to the cost of goods sold to reflect the lower of cost or net realizable value. If actual market conditions are less favorable than those projected by the Company, further adjustments may be required that would increase the cost of goods sold in the period in which such a determination was made. No such adjustments have been made to inventory as of May 31, 2021.

Inventory consists of the following:

	May 31, 2021	November 30, 2020

Raw materials	$15,000	$-
Finished goods	88,298	-

Total	$103,298	$-

Equipment

Equipment carried at cost less accumulated depreciation. Expenditures for additions, major renewals, and betterments over $1,000 are capitalized and repairs and maintenance are charged to operations as incurred. Depreciation expense is recognized over the estimated useful lives of the property and equipment using the straight-line method.

A-Game Beverages, Inc.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equipment (Continued)

The components of equipment are as follows:

	Estimated Useful Lives (in years)	May 31, 2021	November 30, 2020

Machinery	7	$3,600	$-
Office equipment	3	4,773	-
		8,373
Less accumulated depreciation		(664)	-

Total		$7,709	$-

Intellectual Property

The Company accounts for intellectual property in accordance with the guidance of ASC 825. Intellectual property consists of trademarks and tradenames associated with the hydration drink “A-Game” assigned to the Company by the Chairman of the Board (the “Chairman”) in exchange for common stock (NOTE 5). The intellectual property was valued by the Company at the purchase cost incurred by the Chairman. The Company has also capitalized expenditures incurred during the year for additional trademark filings. These trademarks allow the Company the sole right to produce, market, and sell beverages under these names in the United States. As of May 31, 2021 and November 30, 2020 the total of the acquired trademarks was $17,156 and $14,521, respectively. Due to the nature of trademarks, the asset is not subject to amortization and is determined to have an infinite life.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340 with regards to offering costs. Prior to the completion of an offering, offering costs are deferred. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed. As of May 31, 2021 and November 30, 2020, the Company had capitalized deferred offering costs of $36,832 and $4,000, respectively.

A-Game Beverages, Inc.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying amount of the asset, an impairment loss is recognized. Long-lived assets and certain intangible assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. As of May 31, 2021 and November 30, 2020, the Company did not recognize any impairment on its long lived assets.

Revenue Recognition

The Company adopted Accounting Standards Update ASU 2014-09, Revenue from contracts with Customers – Topic 606, and all subsequent ASU’s that modified ASC 606. The Company’s trademarked hydration beverages generate net operating revenues by selling ready-to-drink packaged hydration drinks primarily to bottlers and full service beverage bottlers/distributors. In some cases, the Company sells directly to retail grocery and specialty chains, club stores, mass merchandisers, convenience chains, drug stores, foodservice customers, value stores, e-commerce retailers and the military.

The Company recognizes revenue when it satisfies a single performance obligation by transferring control of its products to a customer. Control is generally transferred when the Company’s products are either shipped or delivered based on the terms contained within the underlying contracts or agreements. Revenue is recognized at a point in time when delivery or shipment is made. The Company’s general payment terms are short-term in duration. The Company does not have significant financing components or payment terms.

Income Taxes

The Company accounts for income taxes under the provisions of ASC 740, Accounting for Income Taxes. Tax positions are recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax position is recorded. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Income tax expense is the total of the current period income tax due or refundable and the change in deferred tax assets and liabilities.

A-Game Beverages, Inc.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

Deferred income taxes are recognized for the tax consequences related to temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax purposes at each year end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized when, based on the weight of all available evidence, it is considered more likely than not that all, or some portion, of the net deferred tax assets will not be realized. The Company evaluates its valuation allowance requirements based on projected future operations.

When circumstances change and cause a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current income. Income tax expense has the sum of current income tax plus the change in deferred tax assets and liabilities.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Advertising Costs

Advertising costs are charged to operations as incurred.

Stock-Based Compensation

The Company accounts for equity instruments issued to employees in accordance with the provisions of ASC 718, Stock Compensation. This accounting guidance requires the recognition of the fair value of stock compensation in operations over the vesting period. Although every effort is made to ensure the accuracy of our estimates and assumptions, significant unanticipated changes in those estimates, interpretations and assumptions may result in recording stock option expense that may materially impact our financial statements for each respective reporting period.

Earnings (loss) Per Share

Basic earnings (loss) per common share is computed based on the weighted average number of shares of all classes of common stock outstanding during the period. Diluted earnings per common share is computed based on the weighted average number of common shares outstanding during the period increased, when applicable, by dilutive common stock equivalents. When the Company has a net loss, dilutive common stock equivalents are not included as they would be anti-dilutive.

A-Game Beverages, Inc.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This guidance specifies that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU and its amendments supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry specific guidance. Upon incorporation the Company adopted Topic 606.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in this ASU and its amendments supersedes the leasing guidance in Topic 840, entitled Leases. Under the guidance, lessees are required to recognize lease assets and lease liabilities on the statement of financial position for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of activities. Upon incorporation the Company adopted Topic 842.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The amendments in this ASU clarify the proper classification for certain cash receipts and cash payments, including clarification on debt prepayment or debt extinguishment costs, settlement of zero-coupon debt instruments, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, and proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies, among others. Upon incorporation the Company adopted Topic 230.

NOTE 3: LIQUIDITY AND GOING CONCERN

In order to accomplish its business objective, the Company has raised capital through equity offerings as described in NOTE 5, and continues to raise capital subsequent to May 31, 2021. The Company has incurred net losses, and utilized cash in operations since inception, has a deficit as of May 31, 2021, of $515,166. The Company has cash available on hand and commitments from management for any additional cash that might be necessary, that should be sufficient to fund operations and meet its obligations as they come due within one year from the date these financial statements are issued. The Company’s long-term success is dependent upon its ability to successfully raise additional capital, manufacture, market and distribute its product to generate revenues, and, ultimately, to achieve profitable operations.

The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development and marketing of products, the need for additional capital to fund operating losses, competition from substitute products and services from larger companies, protection of proprietary recipes and dependence on key individuals.

NOTE 4: NOTE PAYABLE TO OFFICER

Note payable to officer consisted of a noninterest bearing note payable to the Chairman, originally maturing on December 1, 2021. The maturity date on the note was extended to December 1, 2022. As of May 31, 2021 and November 30, 2020, the balance was $17,585 and 17,685, respectively.

A-Game Beverages, Inc.

NOTE 5: STOCKHOLDERS’ EQUITY

The Company is authorized to issue 100,000,000 shares of common stock, no par value. As of May 31, 2021 and November 30, 2020, the Company has issued 40,449,000 and 38,155,000 shares of common stock issued and outstanding, respectively. Upon incorporation on September 16, 2020, the Company issued 18,000,000 shares of common stock to its founders for $180. As of November 30, 2020, $180 had not been paid and was recorded as a stock subscription receivable. During the six months ended May 31, 2021, $80 was collected and $100 was offset against note payable to officer.

On September 17, 2020, the Chairman contributed intellectual property (NOTE 2) which will serve as the primary product the Company sells in exchange for 12,000,000 shares of common stock issued to the Chairman. The intellectual property and corresponding common stock was recorded at $10,133, the Chairman’s purchase price of the intellectual property.

The Company’s Board of Directors authorized 3,500,000 shares of common stock, to be issued to bridge investors at $0.25 per share in a Regulation D offering. As of May 31, 2021 and November 30, 2020, 3,324,000 and 1,030,000 shares were issued for a total of $831,000 and $257,500, respectively.

The Company’s Board of Directors authorized the filing of a Regulation A+ Offering Circular, which upon the SEC qualification will authorize the Company to offer and sell 20,000,000 shares of common stock to investors at $1.00 per share in a Regulation A Tier II offering. The SEC qualified the Regulation A+ Offering on March 17, 2021. As of May 31, 2021 and November 30, 2020 no such shares have been offered or sold.

NOTE 6: INCOME TAXES

The Company did not provide any Federal and State income tax for the six months ended May 31, 2021, due to the Company’s net losses.

Deferred tax assets and liabilities reflect the effects of tax losses, credits and the future income tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future taxable income is expected to be subject to a federal tax rate of 21% and a state tax rate of 4.46%.

A-Game Beverages, Inc.

NOTE 6: INCOME TAXES (Continued)

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the six months ended May 31, 2021 and year ended November 30, 2020:

	May 31, 2021	November 30, 2020
Federal statutory rate	21.00%	21.00%
State statutory rate	4.46%	4.46%
Valuation allowance	(25.46)%	(25.46)%
Effective tax rate	0.0%	0.0%

As of May 31, 2021, the Company has a deferred tax asset in the amount of $126,300 and a valuation allowance of $126,300. As of November 30, 2020, the Company had a deferred tax asset in the amount of $9,500 and a valuation allowance of $9,500. The valuation allowance increased by $116,800 during the six months ended May 31, 2021. The Company believes that such assets did not meet the more likely than not criteria to be recoverable through projected profitable operations in the foreseeable future.

Deferred taxes consist of:

	May 31, 2021	November 30, 2020
Net operating loss carryforward	$117,100	$-
Deferred start up costs	9,200	9,500
Subtotal	126,300	9,500
Valuation allowance	(126,300)	(9,500)
Net deferred taxes	$-	$-

The Company’s net operating loss carry forward for income tax purposes as of May 31, 2021, was approximately $477,000 and may be offset against future taxable income. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited.

Upon incorporation, the Company adopted FASB guidance that addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The FASB also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of May 31, 2021 and November 30, 2020, the Company does not have a liability for unrecognized tax benefits.

A-Game Beverages, Inc.

NOTE 7: SUBSEQUENT EVENTS

In preparing these financial statements, management has evaluated events and transactions for potential recognition or disclosure through January 11, 2022, the date the financial statements were available to be issued.

Subsequent to May 31, 2021, the Company issued 1,050,000 shares of zero par value common stock to bridge investors at $0.50 per share for total proceeds of $525,000 in a Regulation D offering. The Company also issued 85,000 shares of zero par value common stock to investors at $1.00 per share for total proceeds of $85,000 in a Regulation A Tier II offering.

Subsequent to May 31, 2021 the Company entered into a note payable in the amount of $120,000 bearing a 10% annual interest rate, maturing November 1, 2022. Additionally, the Company entered into a convertible promissory note with a stockholder in the amount of $25,000 bearing an annual interest rate of 8%, maturing December 15, 2022, with a conversion ratios of $0.25 per common stock share.

In March 2020, the World Health Organization made the assessment that the outbreak of a novel coronavirus (COVID-19) can be characterized as a pandemic. As a result, uncertainties have arisen that may have a significant negative impact on operating activities and results of the Company. The extent to which these events will affect the amounts reported in future financial statements remains uncertain.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A-GAME BEVERAGES, INC.

By:	/s/ Randall Greene
Randall Greene, Chief Executive Officer/Chief Financial
Officer/Chief Accounting Officer

Date:	January 14, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Randall Greene	Chief Executive Officer, Director	January 14, 2022
Randall Greene	(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

/s/ Johnny Damon	Chairman of the Board	January 14, 2022
Johnny Damon